

Mail Stop 7010

December 30, 2008

David C. Sylvester
Vice President, Chief Financial Officer
Steelcase, Inc.
901 44th Street SE
Grand Rapids, Michigan 49508

      **Re:    Steelcase, Inc.**
              **Form 10-K for Fiscal Year Ended February 29, 2008**
              **File No. 1-13873**

Dear Mr. Sylvester:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED FEBRUARY 29, 2008

Item 7. Management's Discussion and Analysis, page 16
Results of Operations, page 16

1.      Please revise future filings to quantify the multiple factors you disclose in your analysis of the changes in revenues and cost of sales in your consolidated and segmental results of operations. For example, quantifying the changes in volume and price yield will assist your investors to see the business "through the eyes of management." See Sections I.B and III.B of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of

Financial Condition and Results of Operations, found on our website at
http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Liquidity and Capital Resources, page 21

2.  Please disclose in future filings the specific terms of any material debt covenants in your debt agreements, including your Term Notes. For any material debt covenants, please disclose the most significant required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. See Sections I.D and IV.C of Release No. 33-8350.

3.  Please consider expanding your discussion to explore all possible actions you may take in order to maintain your appropriate liquidity targets. For example, discuss the share repurchases, dividends, capital expenditures, and any other actions you may be considering.

4.  Considering the recent performance of the equity markets, expand your disclosures to discuss the impact that this may have on your assumptions, reductions in plan assets, increases in pension expense and in some cases increases in plan funding which will impact cash flows.

Critical Accounting Estimates, page 25
Impairment of Goodwill, Other Intangible Assets and Long-Lived Assets, page 25

5.  It appears that your current market capitalization, even when taking into account your Class B Common Stock, may be very close to, or below, the book value of your equity. Please advise us whether you have performed a recent impairment test. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation). In addition, tell us what consideration you have given to providing some form of sensitivity disclosures regarding potential impairment charges in future filings.

Note 15. Reportable Segments, page 72

6.  In future filings, please disclose long-lived assets and revenues attributed to individual foreign countries, if material, in accordance with paragraph 38 of SFAS 131.

Item 9A. Controls and Procedures, page 78

7.  We note your disclosure that your certifying officers concluded that your "disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be

disclosed by us in the reports that we file or submit under the Exchange Act." Please confirm to us, if true, that your certifying officers concluded that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) under the Exchange Act. Please also comply with this comment with respect to your Forms 10-Q for the quarters ended May 30, 2008 and August 29, 2008. Further, please revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Item 15. Exhibits and Financial Statements Schedules, page 80

8.      Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain exceptions. See Item 10(d) of Regulation S-K. We note that the documents you incorporate by reference into the Form 10-K under Exhibits 10.1, 10.2, 10.7, 10.8, 10.9, 10.14, 10.15, 99.1, and 99.2 have been on file with the Commission for more than five years and do not appear to satisfy any of the exceptions listed in Item 10(d). In future filings, please revise accordingly.

SCHEDULE 14A FILED MAY 14, 2008

Compensation Discussion and Analysis, page 18
Elements of Executive Compensation, page 19

9.      In future filings, please explain how your compensation for named executive officers measures against the comparison group. In addition, in future filings, please disclose whether you target each element of compensation against the comparison group. If so, please disclose how the actual compensation payments to each named executive officer fall within those targets. To the extent actual compensation was outside a targeted percentile range, please explain why.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 29, 2008

Note 6. Fair Value, page 7
Auction Rate Securities, page 8

10.     We note your conclusion that "no permanent impairment loss occurred as of the end of the Q2 2009." Please note that according to SAB 59, "other-than-temporary" should not be interpreted to mean "permanent impairment." Please tell us your basis for not recording an additional impairment on the auction rate securities as of August 29, 2008. Please provide a sensitivity analysis in future

filings of the significant estimates and assumptions used in valuing these securities.

Exhibit 31

11.     Please revise your future filings to conform the wording of your certifications to Item 601(31) of Regulation S-K.  In this regard, delete the officers' title in the first line as they are signing the certification in a personal capacity.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or John Hartz at (202) 551-3689 if you have questions regarding our comments on the financial statements and related matters.  Please contact Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief